FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 26, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of June 30, 2012

(presented on a comparative basis with 2011 and 2010)

UNAUDITED FINANCIAL STATEMENTS

as of June 30, 2012

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

MACROECONOMIC OVERVIEW – 2012 SECOND QUARTER

International Context

In line with the trend shown during previous months, the world economy seems to be entering in a new stage of downturn. Along these lines, central banks of the most relevant countries tended to relax their monetary policies aiming at generating increased dynamism in the activity level. Emerging economies continue to be the drivers of economic growth but at rates lower than those recorded in recent years, while developed countries, mainly Europe, are striving to find an orderly solution to the fiscal problems they are now facing.

The United States continues on the path of growth but at relatively low rates. After a 3% increase in 2011 fourth quarter, growth rate is estimated to be approximately 1.7% at closing of 2012 first semester, mainly affected by the recession touching Europe which has a direct impact on the US trade balance. However, some indicators such as private consumption, equipment and software spending and residential construction, are positively contributing to growth, though modest in all cases. Recently reported employment data is also discouraging: with the creation of only 80,000 jobs in June, the unemployment rate amounts to 8.2%.

Among the serious problems faced by the world economy, the European sovereign debt problem is, undoubtedly, the main source of risk to global growth and has already caused the downfall of some political leaders, clearly showing popular unrest sparked by the adjustment measures put in place. Within a framework of very high unemployment levels, these tightening policies could worsen even more the existing problems. All in all, the Eurozone would be closing the second quarter with a GDP contraction of approximately 1.2%, mainly due to the negative results of Spain and Italy, slightly offset by a very weak growth in Germany.

As mentioned before, emerging countries continue to drive global economic growth in this second quarter. Regarding China, the strong shrinkage of the European economy directly affected its manufacturing industry, since Europe is its main business partner. This resulted in a significant drop in its growth rate to 6.6%, the lowest in three years. In addition, this drop was part of a governmental strategy that included the partial cooling of economy as a tool to eliminate inflationary pressure. This policy is now under review and some measures have been recently taken to reactivate economy, such as the interest rate cut by the Central Bank.

Oil

The second quarter of the year continued to be affected by the particularly weak economic performance of developed countries, with a certain improvement of the United States and a worsening of the European crisis which extended its impact to the rest of world markets to different degrees.

Crude oil world demand increased 1,19 million barrels a day, a certainly more vigorous rise compared to previous years, averaging 1.4% compared to the same period of 2011. Emerging economies, less affected by the crisis, exhibited generalized increases (led by China and the Middle East), in contrast to a significant drop in the European Union. United States and Japan demand showed moderate yoy increases.

Supply, in turn, increased 3,53 million barrels per day, exhibiting a strong yoy rise of 4.1%. OPEC countries were again responsible for a great part of such increase in supply (80%), with remarkable performances of Libya (resuming production levels reached before the armed conflict), Saudi Arabia and Iraq, more than offsetting the Iranian drop affected by the UN sanctions. Supply by non-OPEC countries showed an increase driven by the great performance of non-conventional fields in the United States and Canada, in contrast to the drops in the North Sea, Middle East and Africa.

West Texas Intermediate (WTI) reference crude oil averaged US$93.4 per barrel, 9% lower compared to the same period of 2011. Brent crude oil (United Kingdom, and recent reference of world crude oils) averaged US$108.9, with a premium over the WTI of approximately US$15.

Argentina

During the second quarter, the Argentine economy showed new signs of slowdown, though it maintained a positive accumulated annual growth. Concurrently, the industry also showed a weak performance with negative yoy variation rates in the quarter.

The trade balance accumulated during the first five months of the year was US$6,312 million, accounting for a 32% improvement compared to same period of previous year, with a minimum increase in exports (+1%) and a drop in imports (-4%). Despite the positive trade balance, the Banco Central’s international reserves closed the quarter at the same level as at the end of 2011, some US$40,000 million, influenced by the government policy to use reserves for the payment of the sovereign debt and the drop in bank deposits in US dollars. Within this context, the exchange rate closed in June at P$4,53 to the dollar, which implied a nominal devaluation of 5% compared to December. The country-risk, in turn, averaged 1,054 basis points in the second quarter.

Regarding energy, data reported for the April-May bimester show that oil production strongly improved (11.3%) compared to same period of 2011, as a consequence of the strike in April 2011 which affected crude oil production and, to a lesser extent, gas production. Natural gas production, in turn, dropped 0.2% in the same period despite the strong rise in the Golfo San Jorge basin, which exhibited a production increase of approximately 32% during the period under review. Natural gas domestic supply was supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar and with natural gas imports from Bolivia.

Gasoline and Diesel oil demand is being affected by the lower economic and industrial activity level, respectively. Along these lines, Diesel Oil demand accumulated to May shows a 3.8% shrinkage and gasoline demand exhibits a 8.6% growth, a significantly reduced rate compared to previous months.

In May, electric power demand recorded a 0.6% yoy rise, with an accumulated increase of 4.3% for the January-May period.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three–month periods ended June 30, 2012 and 2011:

(in millions of pesos)

Net income: Net income totaled P$159 million in 2012 quarter and P$70 million in 2011 quarter.

Net sales: Net sales increased P$343 million to P$2,975 million from P$2,632 million in 2011 quarter, mainly due to increases in the Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments of P$542 million, P$233 million and P$125 million, respectively, partially offset by a P$107 million decrease in the Refining and Distribution segment and an increase in eliminations attributable to intercompany sales in the amount of P$450 million.

Gross profit: Gross profit improved by P$203 million to P$762 million in the quarter under review compared to P$559 million in 2011 quarter, exhibiting a P$261 million increase in the Oil and Gas Exploration and Production business segment, which was partially offset by a P$29 million drop in the Gas and Energy business segment.

Administrative and selling expenses: Administrative and selling expenses totaled P$278 million in the quarter under review and P$256 million in 2011 quarter.

Exploration expenses: Exploration expenses totaled P$12 million and P$130 million in 2012 and 2011 quarters, respectively. Expenses for 2011 quarter are mainly attributable to the abandonment of offshore exploration wells in Argentina.

Other operating expenses, net: Other operating expenses, net totaled losses of P$106 million in 2012 and P$86 million in 2011 quarter.

Share of profit of equity accounted investees: Share of profit of equity accounted investees accounted for a P$21 million loss in 2012 quarter compared to a gain of P$57 million in 2011 quarter. This decrease is basically attributable to equity in earnings of mixed companies in Venezuela, which accounted for a gain of P$46 million in 2011 quarter and, to a lesser extent, a higher loss of P$26 million in Distrilec, totaling P$44 million in 2012 quarter and P$18 million in 2011 quarter.

Operating income: Operating income rose P$201 million to P$345 million in 2012 quarter from P$144 million in 2011 quarter, exhibiting gross profit improvements and reduced exploration expenses. These positive effects were partially offset by losses on equity in earnings of affiliates.

Financial results: Financial results improved P$12 million, accounting for a P$28 million loss in 2012 quarter and a P$40 million loss in 2011 quarter, basically due to a reduction in interest expense on liabilities, primarily as a consequence of the Company’s lower level of indebtedness.

Income tax: Income tax charge totaled P$158 million in 2012 quarter and P$34 million in 2011 quarter, as a consequence of the improved results for the period under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

Net sales: Net sales for this business segment increased P$542 million to P$1,442 million in 2012 quarter from P$900 million in 2011 quarter.

Oil sales totaled P$1,163 million in 2012 quarter and P$722 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$112 million sales in 2012 quarter. Excluding these effects, oil sales increased P$329 to P$1,051 million from P$722 million, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is basically attributable to increased production from the Neuquén basin as a consequence of the good results from the drilling campaign and, to a lesser extent, the start of operations of a crude oil treatment plant in the Austral basin, which facts allowed to reverse the effect of the natural decline of mature fields in Argentina.

Gas sales totaled P$268 million in 2012 quarter and P$170 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$8 million sales in 2012 quarter. Excluding these effects, gas sales increased P$90 to P$260 million from P$170 million, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is attributable to the start of production of non-conventional gas wells in the Neuquén basin.

Gross profit: Gross profit for this business segment totaled P$490 million in 2012 quarter and P$229 million in 2011 quarter.  The quarter under review includes gross profit of P$54 million attributable to consolidation of Petrolera Entre Lomas S.A.’s operations. Excluding these effects, gross profit in the period under review increased P$207 million to P$436 million from P$229 million and margin on sales grew to 33% in 2012 from 25.4% in 2011 quarter. This improvement is primarily attributable to the rise in average sales prices and, to a lesser extent, the increase in sales volumes of oil equivalent. These effects were partially offset by a rise in the lifting cost.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: In 2012 quarter, sales for this business segment decreased P$107 million to P$1,695 million from P$1,802 million in 2011 quarter, mainly as a result of lower sales volumes, partly offset by a recovery in refined product prices and a rise in oil sales.

In 2012 quarter, total sales volumes of refined products dropped 32.8% to 493.9 thousand cubic meters from 734.9 thousand cubic meters in 2011 quarter, mainly due to the sale of San Lorenzo Refinery and the associated fuel sales network on May 2, 2011, which included the sale of existing stocks at the refinery and the transfer of the catalytic reformer plant to the Petrochemicals segment, which in 2011 quarter accounted for P$157 million sales.

Crude oil sales to third parties increased P$15 million and such rise is attributable to an improvement in average sales prices, in line with international reference prices, partially offset by a decline in sales volumes.

Gross profit: Gross profit for this business segment totaled P$139 million in both periods, with margins on sales of 8.2% in 2012 and 7.7% in 2011 quarter.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales rose P$233 million to P$677 million in 2012 quarter from P$444 million in 2011 quarter, of which P$230 million are attributable to sales by the catalytic reformer plant, which were shown in the Refining and Distribution segment in 2011 quarter.

Styrenic products sales revenues in Argentina improved P$3 million to P$447 million from P$444 million, mainly as a result of a 18.6% rise in average sales prices that allowed to offset the 15.1% drop in sales volumes since in 2011 second quarter sales volumes strongly recovered when operations returned to normal after the labor strikes in 2011 first quarter that affected production and delivery.

Gross profit: Gross profit totaled P$62 million in both periods and margin on sales dropped to 9.2% from 14% in 2011 quarter. The gross margin decrease is mainly attributable to the incorporation of the catalytic reformer plant operations, with very low contribution margins due to the negative effects derived from the plant shutdown in 2012 first quarter, which resulted in imports of certain supplies at international prices, at values well above domestic production costs.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Net sales: In 2012 quarter, net sales for electricity generation increased P$98 million to P$399 million from P$301 million in 2011 quarter, mainly due to an improvement in sales volumes, partially offset by a decline in average sales prices.

Net sales attributable to Genelba Power Plant increased P$78 million to P$236 million from P$158 million. The increase in sales results from a rise in sales volumes to 1,425 GWh in 2012 from 671 GWh in 2011 as a consequence of a scheduled shutdown for maintenance works in 2011 quarter. Average sales prices dropped 14.6% to P$143.9 per MWh in 2012 quarter from P$168.4 per Mwh in 2011 quarter, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement.

Net sales attributable to Genelba Plus Power Plant rose P$18 million to P$128 million from P$110 million, basically as a consequence of an improvement in average sales prices and an increase in energy sold under contracts from 170 Gwh in 2011 quarter to 215 Gwh in 2012 quarter.

Net sales attributable to Pichi Picún Leufú totaled P$32 million in 2012 quarter and P$33 million in 2011 quarter. Energy sales totaled 230 GWh in 2012 and 232 GWh in 2011 and average sales prices were similar in both quarters, nearing P$140 per MWh.

Gross profit: Gross profit declined P$6 million to P$63 million in 2012 quarter from P$69 million in 2011 quarter, basically due to the cap spot price for energy, the increase in Genelba and Genelba Plus Power Plants dollar-denominated costs and the effects of the expiration of the Generators Agreement which had a positive impact on Genelba Power Plant’s results.

-  Marketing and Transportation of Gas

Net sales: Sales revenues increased P$72 million to P$364 million in 2012 quarter from P$292 million, basically as a consequence of a rise in gas sales revenues.

Revenues from gas sales increased P$77 million to P$281 million in 2012 quarter from P$198 million in 2011 quarter, mainly due to an improvement in average sales prices. Sales volumes were similar in both quarters and amounted to 304 million cubic feet per day in 2012 quarter and 308 million cubic feet per day in 2011 quarter.

Revenues from liquid fuel sales totaled P$79 million in 2012 quarter and P$87 million in 2011 quarter, as a consequence of a drop in sales volumes, partially offset by improved average sales prices as a result of a recovery in international prices.

Gross profit: Gross profit reflected a loss of P$6 million in 2012 quarter compared to a gain of P$21 million in 2011 quarter, mainly due to an increased percentage of gas sales to the residential sector, with significantly lower sale margins.

Summarized Balance Sheet and Income Statement Structure

Statistical Data

For the six-month period ended				
		06/30/2012	06/30/2011	06/30/2010	06/30/2009	06/29/2008
Crude oil sales (thousands of barrels)						
Argentina		6,699	6,356	6,898	7,133	7,363
Perú	**(a)**	-	-	-	762	1,559
Bolivia		79	78	87	105	125
Ecuador	**(b)**	-	-	344	619	2,098
Total		6,778	6,434	7,329	8,619	11,145
Natural gas sales (thousands of cubic feets)						
Argentina		49,095	47,558	50,849	57,281	48,581
Perú	**(a)**	-	-	-	509	1,272
Bolivia		1,602	1,847	2,274	2,683	3,202
Total		50,697	49,405	53,123	60,473	53,055
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	19,722	120,543	114,820
SBR (tons)		22,664	24,084	23,154	21,728	25,949
Styrene (Argentine) (tons)		45,029	39,740	43,458	33,731	31,360
Styrene (Brazil) (tons)	**(d)**	-	42,016	73,055	66,677	75,323
Polystyrene (Argentine) (tons)		32,407	29,350	30,309	31,152	29,776
Polystyrene (Brazil) (tons)	**(d)**	-	37,869	65,872	57,682	56,350
Other derivered products (m3)	**(e)**	183,693	-	-	-	-
		283,793	173,059	255,570	331,513	333,578
Refining products sales (m3)						
Gasoline		273,809	371,824	383,635	391,006	595,603
Gas oil		397,980	651,503	909,166	894,620	1,212,287
Fuel Oil / IFOs / Asphalts		228,020	331,739	419,158	362,756	547,323
Other derivered products	**(e)**	84,679	255,562	270,118	371,407	209,575
		984,488	1,610,628	1,982,077	2,019,789	2,564,788
Electricity generation (gwh)						
Energy produced		3,108	2,148	2,991	2,804	2,815
Contracted sales		1,549	1,340	1,409	1,185	1,201
Spot sales		2,342	1,635	2,195	1,936	1,865
Total sales		3,891	2,975	3,604	3,121	3,066

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

Listed Price of the Company´s Share

Outlook

In 2012 the Company will boost its investment plans with a focus on consolidating business performance, by optimizing the use of its working capital, securing funding sources and managing its operations in an increasingly efficient manner.

In the Oil and Gas Exploration and Production business segment, our challenge is to consolidate our exploration asset portfolio for the purpose of increasing current reserve and production levels. To such effect, we will make investments in developing new projects and move forward on existing projects. Additionally, we will continue developing studies on Argentine offshore areas and implementing projects for the exploitation of non-conventional reservoirs, tight gas and shale gas, by using innovative technology in the country.

In the Refining and Distribution business segment, we will make investments to meet the new fuel quality specifications, keeping the Petrobras brand as a synonym for good service, quality and technology.

In the Petrochemicals business segment, we will focus on maintaining and securing our position in the Styrenics market.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and at the same time develop profitable marketing alternatives. Along these lines and within the framework of negotiations with the authorities, we are evaluating projects to increase thermoelectric generation capacity.

Our performance during 2011 and that projected for 2012, evidence and strengthen Petrobras Argentina’s strategy to concentrate its businesses and investments in the Republic of Argentina. We are also committed to ensure a management that allows to offer high quality products and services and, at the same time, contribute to the growth and development of the communities where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of June 30, 2012

(presented on a comparative basis with 2011 and 2010)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS OF THREE AND SIX-MONTH ENDED JUNE 30, 2012 AND 2011

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS OF THREE AND SIX-MONTH ENDED JUNE 30, 2012 AND 2011

 (Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND 2010

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Stated in millions of Argentine pesos)

2011												
	Attributable to shareholders of the company												
	Capital stock				Rertained earnings								
					Reserve income								
	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other reserve	Unappropriated retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
Balances as of December 31, 2010	**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,150**	**152**	**9,946**	**7**	**9,953**
Deferred income of the period (1)	-	-	-	-	-	-	-	-	-	(122)	(122)	-	(122)
Shareholders' Meeting decisions of April 6, 2011													
Cash dividends paid	-	-	-	-	-	-	-	-	(183)	-	(183)	-	(183)
Net income	-	-	-	-	-	-	-	-	742	-	742	-	742
Balances at the end of the period	**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,709**	**30**	**10,383**	**7**	**10,390**

	2012												
	Attributable to shareholders of the company												
	Capital stock				Rertained earnings								
					Reserve income								
	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other reserve	Unappropriated retained earnings	Other comprehensive income	Total	Non-controlling interest	Total equity
Balances as of December 31, 2011	**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,665**	**31**	**10,340**	**3**	**10,343**
Deferred income of the period	-	-	-	-	-	-	-	-	-	12	12	5	17
Shareholders' Meeting decisions of March 29, 2012													
Capitalization	1,009	-	-	-	-	-	-	-	(1,009)	-	-	-	-
Legal reserve	-	-	-	-	35	-	-	-	(35)	-	-	-	-
Future investments reserve	-	-	-	-	-	4,781	-	-	(4,781)	-	-	-	-
Future dividends reserve	-	-	-	-	-	-	900	-	(900)	-	-	-	-
Acquisition PELSA (Note 10.5)	-	-	-	-	-	-	-	(693)	-	-	(693)	427	(266)
Net income	-	-	-	-	-	-	-	-	291	-	291	12	303
Balances at the end of the period	**2,019**	**1,230**	**912**	**44**	**483**	**4,781**	**900**	**(693)**	**231**	**43**	**9,950**	**447**	**10,397**

(1) The change is net of the effects of the sale of Innova  in the amount of 134  (Note 16)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

 (Stated in millions of Argentine pesos)

Notes	2012	2011
Cash provided by (used in) operations:			
Net income		303	742
Reconciliation to net cash provided by (used in) operating activities:			
Share of profit of equity accounted investees	10.3	77	(72)
Financial income and holding gains, net		(118)	(62)
Depreciation of property, plant and equipment	15	746	528
Disposal of property, plant and equipment		20	119
Gain from the sale of Innova S.A.	16	-	(706)
Writedown of contractual credit in Ecuador	6	61	209
Income tax	21	235	80
Income tax paid		(52)	(1)
Accrued interest		92	119
Other		(47)	(27)
Changes in assets and liabilities:			-
Trade receivables		190	(493)
Other receivables		415	399
Inventories		(163)	(31)
Accounts payable		243	134
Payroll and social security taxes		(76)	(35)
Taxes payable		(139)	(139)
Provisions		(113)	(119)
Dividends collected	10.4	13	365
Interest paid		(91)	(121)
Net cash used in discontinued operations	16	-	(17)
Net cash provided by operations		1,596	872
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(1,933)	(777)
Sale of property, plant and equipment, interests in companies and oil and gas areas		104	1,014
Net variation in investments other than cash and cash equivalents		79	27
Net cash used in investment activities for discontinued operations	16	-	(77)
Net cash (used in) provided by investing activities		(1,750)	187
Cash provided by (used in) financing activities:			
Net decrease in short term loans		1	7
Payment of loans with original long-term maturity		(8)	(1,441)
Cash dividends paid		-	(188)
Net cash provided by financing activities for discontinued operations	16	-	4
Net cash used in financing activities		(7)	(1,618)
Effect of exchange rate change on cash		37	52
Decrease in cash		(124)	(507)
Cash and cash equivalents at the beginning of the year		1,192	2,113
Cash and cash equivalents at the end of the period	9	1,068	1,606

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012

(Stated in millions of Argentine pesos, except as otherwise indicated)

1.    General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has operations in Argentina, Bolivia, Ecuador, Venezuela and Mexico. As from June 30, 2011, the Company discontinued its businesses in Brazil (Note 18). The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on July 25, 2012.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements prepared on the basis of IFRS issued by the Company at December 31, 2011

2.1 Accounting policies and financial statements used

The accounting policies applied by the Company are consistent with those applied in the previous year.

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a society PELSA under common control (Note 10.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity ("Other reserves"). The transaction costs are expensed in the period in which they accrue.

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the June 30, 2012 and 2011 and at December 31, 2011 and 2010, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company.

2.2 Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and. Petrolera Entre Lomas S.A., consolidated company as of June 1, 2012.

b) Refining and Distribution, including the Company’s own operations in the refineries of Bahía Blanca and San Lorenzo and the gas station network (until May 2011), the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

c) Petrochemicals, comprising the Company’s own of styrenics operations developed in Argentina and Brazil (until March 2011).

d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor.

e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values

2.3.1 Business segments:

Bellow is detailed information on each business segment identified by the Company’s Management:

Consolidated Statement of Income	For the six-month period ended June 30, 2012					
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Net sales						
To third parties	204	3,141	1,241	1,112	-	5,698
Inter-segment	2,507	145	105	76	(2,833)	-
	2,711	3,286	1,346	1,188	(2,833)	5,698
Cost of sales	(1,771)	(2,995)	(1,277)	(1,038)	2,827	(4,254)
Gross profit (loss)	940	291	69	150	(6)	1,444
Administrative and selling expenses	(96)	(220)	(33)	(13)	(174)	(536)
Exploration expenses	(36)	-	-	-	-	(36)
Other operating (expenses) income, net	(83)	11	(24)	18	(122)	(200)
Share of profit of equity accounted investees	27	4	-	(108)	-	(77)
						672
Operating income (loss)	752	86	12	47	(302)	595
Other	(87)	(31)	(1)	11	(184)	(292)
Net income (loss) from continuing operatior	665	55	11	58	(486)	303
Net income from discontinued operations	-	-	-	-	-	-
Net income (loss)	665	55	11	58	(486)	303

Consolidated Statement of Income	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
	For the six-month period ended June 30, 2011					
Net sales						
To third parties	77	3,467	735	942	-	5,221
Inter-segment	1,714	164	39	71	(1,988)	-
	1,791	3,631	774	1,013	(1,988)	5,221
Cost of sales	(1,291)	(3,296)	(668)	(794)	2,024	(4,025)
Gross profit	500	335	106	219	36	1,196
Administrative and selling expenses	(87)	(221)	(27)	(6)	(173)	(514)
Exploration expenses	(175)	-	-	-	-	(175)
Other operating (expenses) income, net	(282)	18	(22)	12	(81)	(355)
Share of profit of equity accounted investees	65	37	-	(30)	-	72
Operating income (loss)	21	169	57	195	(218)	224
Other	(26)	(29)	4	12	(149)	(188)
Net (loss) income continuing operations	(5)	140	61	207	(367)	36
Net income discontinued operations	-	-	706	-	-	706
Net (loss) income	(5)	140	767	207	(367)	742

2.3.2. Relevant information by geographical area

Bellow is information on assets, net sales, operating income and equity in earnings of affiliates aggregated by geographical area:

06/30/2012						
	Argentina	Venezuela	Bolivia	Brazil (a)	Ecuador	Other and eliminations	Total
Current assets	4,649	42	81	-	51	14	4,837
Investment in companies under joint control	615	-	-	-	-	-	615
Investments in associates	282	2,494	-	-	139	-	2,915
Other receivables	105	104	-	-	103	-	312
Property, plant and equipment	7,922	-	222	-	18	-	8,162
Non-current other assets	1,070	-	2	-	253	4	1,329
Total assets	14,643	2,640	305	-	564	18	18,170

	12/31/2011						
	Argentina	Venezuela	Bolivia	Brazil	Ecuador	Other	Total
Current assets	4,915	42	77	-	76	14	5,124
Investment in companies under joint control	724	-	-	-	-	-	724
Investments in associates	364	2,450	-	-	129	-	2,943
Other receivables	105	102	-	-	141	-	348
Property, plant and equipment	6,849	-	188	-	18	1	7,056
Non-current other assets	1,141	-	2	-	309	3	1,455
Total assets	14,098	2,594	267	-	673	18	17,650

	12/31/2010						
	Argentina	Venezuela	Bolivia	Brazil (a)	Ecuador	Other and eliminations	Total
Current assets	5,265	146	73	578	490	26	6,578
Investment in companies under joint control	691	-	-	-	-	-	691
Investments in associates	336	2,518	-	-	115	-	2,969
Other receivables	123	-	-	-	148	-	271
Property, plant and equipment	6,486	-	173	617	17	2	7,295
Non-current other assets	689	-	2	40	4	1	736
Total assets	13,590	2,664	248	1,235	774	29	18,540

	06/30/2012						
	Argentina	Venezuela	Bolivia	Brazil (a)	Ecuador	Other and eliminations	Total
Net sales							
To third parties	5,613	-	69	-	-	16	5,698
Inter-segment	-	-	-	-	-	-	-
Total	5,613	-	69	-	-	16	5,698
Operating income (loss)	638	(2)	39	-	(82)	2	595

	06/30/2011						
	Argentina	Venezuela	Bolivia	Brazil	Ecuador	Other and eliminations	Total
Net sales							
To third parties	5,150	-	56	-	-	15	5,221
Inter-segment	-	-	-	-	-	-	-
Total	5,150	-	56	-	-	15	5,221
Operating income (loss)	414	-	23	-	(216)	3	224

3 Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

3.1 Expenses attributable to cost of sales

4. Administrative and selling expenses

5. Exploration expenses

6. Other operating expenses, net

7. Financial results

8. Earnings per share

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

There have been no transactions involving common shares or potential common shares between the period closing date and the presentation of these financial statements.

9. Cash and cash equivalents

10. Investments in related companies

10.1. Investments in joint ventures

10.1.1. Distrilec:

Petrobras Argentina holds an indirect interest of 48.50% in Distrilec, through Petrobras Finance Bermudas and PEDASA.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of the ENRE. In addition, over the entire term of Edesur’s concession, Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge does not in any way limits the exercise of financial and voting rights associated with Edesur’s shares.

Economic and financial situation of Edesur:

Edesur has been conducting its operations within an adverse context that has affected its revenues and liquidity. Since there are certain events beyond Edesur’s control that should occur to reverse the current economic and financial situation, especially in connection with the tariffs increase, there is uncertainty as to the future development of the operations of Edesur.

Edesur estimates that the recognition of higher costs stated in the in the Memorandum of Agreement (MOA) and the Overall Tariff Review would restore the economic and financial balance of the Concession Agreement.

As of the date of these financial statements, the resolution of the petitions submitted by Edesur requiring the accomplishment of the agreed terms are still pending by the regulatory authorities.

On June 27, 2012, Edesur submitted a note to the Secretary of Energy requesting financing to pay for the purchase of energy.

Until all the provisions of the MOA are complied with, Edesur persists in exercising its rights to leverage its operating cash flow in order to continue distributing energy and protect its equity.

10.1.2. CIESA:

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

10.2. Investments in associates

(1) Activity of the six-month period ended June 30, 2012 are shown under “Other comprehensive income”

10.3 Share of profit of equity accounted investees

10.4 Dividends collected:

10.5  Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity under “Other reserves”.

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

The results incorporated since 1 June 2012 are as follows:

If they had been consolidated since 1 January 2012 the results have been incorporated as follows:

11. Financial instruments

11.1. Financial instruments by category

As of June 30, 2012 the accounting policies for financial instruments have been applied to the following items:

At fair value through profit or loss	Held to maturity	Loans and receivables	Total
CURRENT ASSETS				
Cash and cash equivalents	689	277	102	1,068
Other investments	-	-	20	20
Trade receivables	-	-	1,849	1,849
Other receivables	-	-	757	757
Total current assets	689	277	2,728	3,694
NON-CURRENT ASSETS				
Trade receivables	-	-	206	206
Other receivables	-	-	782	782
Other investments	-	113	199	312
	-	-	-	-
Total non-current assets	-	113	1,187	1,300
Total assets	689	390	3,915	4,994
CURRENT LIABILITIES				
Accounts payable	-	-	1,648	1,648
Short-term loans	-	-	146	146
Payroll and social security taxes	-	-	143	143
Taxes payable	-	-	446	446
Total current liabilities	-	-	2,383	2,383
NON-CURRENT LIABILITIES				
Accounts payable	-	-	155	155
Long-term loans	-	-	2,374	2,374
Defined benefit plans	-	-	210	210
Total non-current liabilities	-	-	2,739	2,739
Total liabilities	-	-	5,122	5,122

11.2. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting date for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

Estimated fair value of financial instruments as of June 30, 2012, except for the above mentioned financial instruments whose carrying value approximate fair value, are as follows:

11.3. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs used to measure fair value:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 were the following:

12. Other investments

13. Trade receivable and other receivables

(1) Activity of the six-month period ended on June 30, 2012 are shown under Financial results.

(1)  Activity of the six-month period ended June 30, 2012 are shown under 26 in Other comprehensive income and 61 in Other operating expenses, net. (Note 6).

14. Inventories

15. Property, plant and equipment

15.1 Changes in property, plant and equipment

16. Discontinued operations

Innova

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 706, included in Income from discontinued operations (net of income tax) and the transfer of Other comprehensive income to income of 134.

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the discontinued operations as of June 30, 2011:

17. Capital stock

As of June 30, 2012, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. As of the date of these financial statements, approval for registration formalities in connection with the issue is still pending.

18. Unappropriated retained earnings

(1) The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

19. Other reserves

20. Financial loans

The breakdown of loans as of June 30, 2012 and December 31, 2011 and 2010 is as follows:

Loan activity

Activity in loans and financing as of June 30, 2012 and 2011 are as follows:

Long-term loans

The long-term financial loans outstanding as of June 30, 2012 are as follows:

The maturities of the long-term financial loans as of June 30, 2012 are as follows:

21. Current and deferred income tax

Income tax disclosed in the Statement of Income and Deferred tax are broken down as follows:

(2) Management evaluates recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

(3) The change in the period ended June 30, 2012 includes an increase of 70 resulting from the consolidation of PELSA.

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income before taxes and non-controlling interest is as follows:

Carryforward tax losses may be used through the dates indicated below:

22. Social benefits and other payroll benefits

As of June 30, 2012, changes in pension plan liabilities are as follows:

As of June 30, 2012 and December 31, 2011, the defined benefit obligation includes 166 and 151 of Compensatory Fund and 44 and 37 of Indemnity Plan, respectively.

.

23. Provisions

(1) Includes 11 charged in Other operating income (Note 6), 2 charged in Other comprehensive income and 18 attributable to disbursements for  the period.

24. Related party transactions

Balances and transactions with related companies

Balances as of June 30, 2012 and December 31, 2011 and 2010 for transactions with related companies are the following:

The main transactions with related companies for the six-month periods ended June 30, 2012 and 2011 are as follows:

25. Operations in oil and gas joint ventures

Relevant information on assets, liabilities and results related to the Company’s interest in joint ventures includes the following:

Exploration concession in the Veta Escondida area

On April 4, 2012 Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. In this respect, the Company maintains that it complied with all licensee requirements and did not commit any breaches leading the Government of Neuquén to make this decision.

The Company understands that its exploration and production rights are still in force, as per the terms of the concession granted and the pertinent renegotiation relating to term extension, pursuant to the agreements made with the Neuquén Province under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, under which the concession is scheduled to terminate by 2027.

On June 28, 2012, the Company received notice of the ruling rendered by the Argentine Supreme Court, which ruling upholds the provisional remedy sought and ordered the Province of Neuquén to refrain from executing the termination until a ruling on the merits of the case is delivered.

26. Subsequent events

Restructuring of CIESA’s indebt ness

On July 13, 2012, CIESA and Grupo Pampa entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt; and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, the Company estimates that it will recognize a gain of approximately 270 for its equity interest in CIESA in the third quarter of 2012.

GLOSSARY:

$Bol	Bolivares
CIESA	Compañía de Inversiones de Energía S.A.
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENARGAS	Ente Nacional Regulador del Gas
ENRE	Ente Nacional Regulador de la Electricidad
EPCA	Enron Pipeline Company Argentina S.A
EUR	Euros
GDP	Gross domestic product
IFRS	International Financial Reporting Standards
LNG	Líquidos del Gas Natural
OCP	Oleoducto de Crudos Pesados Ltd.
OPEC	Organization of the Petroleun Exporting Countries
PEDASA	Petrobras Electricidad de Argentina S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
Rls	Brazilian Reales
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
US$	Dolares estadounidenses
WTI	West Texas Intermediate
$ Bol	Pesos bolivianos

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the consolidated balance sheet at June 30, 2012, the consolidated statements of income and comprehensive income for the three and six-month periods then ended, and the consolidated statement of changes in equity and of cash flows for the six-month period then ended, and the selected explanatory Notes.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”)    as professional accounting standards and added by the National Securities Commission (“CNV”)    to its regulations, as approved by the International Accounting Standard Board (“IASB”).  Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in paragraph 1., in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (“IAS 34”). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. Except for paragraph 4., our review was limited to the application of the procedures established    by Technical Resolution No. 7 of the FACPCE for limited reviews of financial statements for   interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4. We were unable to review the financial information at June 30, 2012 supporting the value   recorded for the direct and indirect equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operators of certain hydrocarbon areas in Venezuela) the recorded amount of which totals $ 2,430 million, and (ii) Distrilec Inversora S.A. (“Distrilec”), the recorded value of which amounts to $ 334 million.

5. The Company has estimated at June 30, 2012 the recoverable value of its direct and indirect   equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A., the recorded value of which amounts to $ 2,430 million, (ii) Compañía de Inversiones de Energía S.A. (“CIESA”), the recorded value of which amounts to     $ 281 million and (iii) Distrilec, the recorded value of which amounts to $ 334 million. The materialization of certain significant estimates made by the Company to determine the     recoverable value of these investments depends upon future events and actions, some of which     are outside its direct control and which might, possibly, affect the recorded value of those assets. Furthermore, there is uncertainty as to the possibility that the company Distrilec continues operating as a going concern.

6. Based on our review, except for the effects that possible adjustments and/or reclassifications, if   any, might have on the condensed interim consolidated financial statements, had the scope limitation to our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the condensed interim consolidated      financial statements that might be required from the resolution of the uncertainties described in paragraph 5., nothing has came to our attention that causes as to believe that the condensed   interim consolidated financial statements mentioned in paragraph 1, have not been prepared in     all material respects, in accordance with IAS 34.

7. The figures included in these condensed interim consolidated financial statements at June 30,  2011, arise from financial statements issued by the Company in accordance with prevailing accounting standards at that date, which were reviewed by another auditor, who issued a limited review report on August 9, 2011 with observations related to (i) the assumptions used by the Company to determine the recoverable value of the investments in the “mixed companies” from Venezuela and in CIESA, and (ii) the possibility that CIESA continues operating as a going   concern. Subsequently, the Company determined valuation and disclosure adjustments to adapt   the figures at June 30, 2011 to the IAS No. 34 and disclose the comparative information on these bases. We have no observations to make on these adjustments.

8. The figures included in these condensed interim consolidated financial statements at December    31, 2011 and 2010, arise from financial statements issued by the Company in accordance with   IFRS, which were reviewed by a different auditor,  who issued an audit report on July 25, 2012   with qualifications related to uncertainties as to (i) the assumptions used by the Company to determine the recoverable value of the “mixed companies” from Venezuela and CIESA at   December 31, 2011 and 2010, and (ii) the future development of the business of Edesur S.A. and accordingly, the cash flows, future results and the recovery of the value recorded in the non-   current assets of Distrilec.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

July 25, 2012

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 09/26/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title: Attorney